UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MRV Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.0017

(Title of Class of Securities)

553477407

(CUSIP Number)

Copies to:

Ulrich Dopfer

President and Director

Golden Acquisition Corporation

5755 Peachtree Industrial Blvd.

Norcross, Georgia 30092

Telephone: (678) 728-8600

- and -

Ulrich Dopfer

Chief Financial Officer and Director

ADVA NA Holdings, Inc.

5755 Peachtree Industrial Blvd.

Norcross, Georgia 30092

Telephone: (678) 728-8600

- and -

Ulrich Dopfer

Chief Financial Officer

ADVA Optical Networking SE

Fraunhoferstrasse 9a

82152 Martinsried, Germany

Telephone: +49 (0) 89 890 665 901

with a Copy to:

Alexander B. Johnson, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

Telephone: (212) 918-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 553477407	Page 2

1	NAMES OF REPORTING PERSONS Golden Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,860,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,042[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%[2]
14	TYPE OF REPORTING PERSON CO

1 An aggregate of 2,860,042 shares of MRV Communications, Inc. (the “Issuer”) common stock (as represented to Purchaser, Parent and Ultimate Parent by the Issuer and each of the Supporting Stockholders (as defined herein)) are subject to Tender and Support Agreements, each dated as of July 2, 2017 (collectively, the “Tender and Support Agreements”), which (i) have been entered into by ADVA NA Holdings, Inc. (“Parent”), a wholly-owned subsidiary of ADVA Optical Networking SE (“Ultimate Parent”), and Golden Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Parent, on one hand, and each of Raging Capital Management, LLC, Kenneth H. Traub, Robert M. Pons, Mark J. Bonney, Brian Bellinger, Jeannie H. Diefenderfer, Jeffrey Tuder, Stephen G. Krulik and Adam L.A. Scheer (each, a “Supporting Stockholder”), on the other hand, and (ii) obligate each Supporting Stockholder to tender his, her or its Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as each term and description thereof is defined and discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on July 1, 2017 (as represented by the Issuer in the Merger Agreement), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreements represents approximately 38.9% of the outstanding Issuer common stock.

2 See Note 1.

2

13D

CUSIP No. 553477407	Page 3

1	NAMES OF REPORTING PERSONS ADVA NA Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,860,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,042[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%[4]
14	TYPE OF REPORTING PERSON CO

3 As noted above, an aggregate of 2,860,042 shares of the Issuer’s common stock (as represented to Purchaser, Parent and Ultimate Parent by the Issuer and each of the Supporting Stockholders) are subject to the Tender and Support Agreements, each of which obligate the respective Supporting Stockholder party thereto to tender his, her or its shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on July 1, 2017 (as represented by the Issuer in the Merger Agreement), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreements represents approximately 38.9% of the outstanding Issuer common stock.

4 See Note 3.

3

13D

CUSIP No. 553477407	Page 4

1	NAMES OF REPORTING PERSONS ADVA Optical Networking SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,860,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,042[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%[6]
14	TYPE OF REPORTING PERSON OO, HC

5 As noted above, an aggregate of 2,860,042 shares of the Issuer’s common stock (as represented to Purchaser, Parent and Ultimate Parent by the Issuer and each of the Supporting Stockholders) are subject to the Tender and Support Agreements, each of which obligate the respective Supporting Stockholder party thereto to tender his, her or its shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on July 1, 2017 (as represented by the Issuer in the Merger Agreement), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreements represents approximately 38.9% of the outstanding Issuer common stock.

6 See Note 5.

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Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.0017, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, (the “Shares”) issued by MRV Communications, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 20520 Nordhoff Street, Chatsworth, California 91311.

Item 2.	Identity and Background

This statement is being filed by Golden Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent and Ultimate Parent (each as defined below) (“Purchaser”), ADVA NA Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Ultimate Parent (“Parent”), and ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“Ultimate Parent” and, together with Purchaser and Parent, the “Reporting Persons”). The address of the principal business and the principal office of each Purchaser and Parent is 5755 Peachtree Industrial Blvd., Norcross, Georgia 30092, and the principal business and the principal office of Ultimate Parent is Fraunhoferstrasse 9a, 82152 Martinsried, Germany. Purchaser and Parent have not carried on any material activities to date, except for activities incidental to their formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement (as defined below). Ultimate Parent develops and provides telecommunications hardware, software and services to several hundred service providers and thousands of enterprises.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A and incorporated by reference herein.

During the last five years, none of the Reporting Persons, or, to the best knowledge of Ultimate Parent, Purchaser or Parent, or any of the persons listed on Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable, as no funds were necessary, or procured, in connection with the Tender and Support Agreements (as defined herein).

The Supporting Stockholders (as defined herein) entered into the Tender and Support Agreements as an inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D. The Shares to which this Schedule 13D relates have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Tender and Support Agreements.

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Item 4.	Purpose of Transaction

As described in Item 4 below, this statement is being filed in connection with the Merger Agreement and the Tender and Support Agreements (as defined below).

As a general matter, (i) the purpose of the Offer is for Ultimate Parent, through Parent and Purchaser, to acquire control of, and the entire equity interest in, the Issuer through the acquisition of all outstanding Shares and (ii) the purpose of the Merger is to acquire all outstanding Shares not tendered and purchased in connection with the Offer. Each of the Offer and the Merger are described in further detail below.

On July 2, 2017, Purchaser, Parent and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”),7 pursuant to which Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) a cash tender offer (the “Offer”) to purchase any and all of the issued and outstanding Shares at a price per Share of $10.00 (such amount or any different amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) net to the seller in cash, without interest, less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Merger Agreement. The obligation of Purchaser to consummate the Offer (including accepting for payment and paying for Shares validly tendered (and not withdrawn) pursuant to the Offer) is subject to various conditions, including, among other conditions, the condition that there will be validly tendered in the Offer and not validly withdrawn immediately prior to any then scheduled Expiration Time that number of Shares which, together with the shares beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all options and other convertible or derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), and excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), by the depositary for the Offer pursuant to such procedures).

As soon as practicable after the consummation of the Offer and satisfaction or, to the extent permitted by the Merger Agreement, waiver of the other conditions to Parent’s and Purchaser’s obligations to consummate the Merger, Purchaser will merge with and into the Issuer in accordance with the Merger Agreement, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Issuer as treasury stock, owned by Parent, Purchaser, Ultimate Parent or any subsidiary of the Issuer (which will be cancelled without consideration in the Merger); or (ii) Shares held by stockholders who properly exercise (and do not fail to perfect or otherwise lose) appraisal rights under the DGCL (which will be converted in the Merger into the right to receive the appraised value of such Shares)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding.

As a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, concurrently with execution and delivery of the Merger Agreement, Parent and Purchaser, on one hand, and each of Raging Capital Management, LLC, Kenneth H. Traub, Robert M. Pons, Mark J. Bonney, Brian Bellinger, Jeannie H. Diefenderfer, Jeffrey Tuder, Stephen G. Krulik and Adam L.A. Scheer (each, a “Supporting Stockholder”), on the other hand, entered into Tender and Support Agreements, each dated as of July 2, 2017 (the “Tender and Support Agreements”), pursuant to which each Supporting Stockholder agreed to tender his, her or its Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement. More specifically, the Tender and Support Agreements provide that (i) each Supporting Stockholders will promptly (and, in any event, not later than seven (7) Business Days after the commencement of the Offer) validly tender, or cause to be validly tendered, into the Offer, pursuant to and in accordance with the terms of the Offer, all of the outstanding Shares beneficially owned (determined in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act by such Supporting Stockholder and (ii) the Supporting Stockholders will not withdraw, and not cause or permit to be withdrawn, any Shares from the Offer unless and until (A) the Offer expires without Purchaser having accepted for payment the Shares tendered into the Offer or (B) the Supporting Stockholders’ respective Tender and Support Agreement is terminated in accordance with the terms thereof.

7 Terms used, but not otherwise defined, herein shall have the meanings ascribed to such terms in the Merger Agreement.

6

The Tender and Support Agreements further provide that, during the Support Period (as defined therein and summarized below), the Supporting Stockholders will not vote (and will ensure that any other person having voting rights with respect to such Shares does not vote) any Shares Beneficially Owned by such Supporting Stockholder in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Takeover Proposal, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Issuer or any other extraordinary transaction involving the Issuer other than the Merger, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of any of the Transactions contemplated by the Merger Agreement in any material respect or (iv) other matter relating to, or in connection with, any of the foregoing matters (as each term is defined in the Tender and Support Agreements).

The Tender and Support Agreements terminate upon the earlier of (i) the Effective Time or (ii) the date upon which the Merger Agreement is validly terminated (such period, the “Support Period”). In addition, the Tender and Support Agreements may be terminated by the Supporting Stockholders at any time following any reduction to the Offer Price upon written notice to Parent following public announcement of such reduction.

The Tender and Support Agreements terminate upon the termination of the Support Period. As used in the Tender and Support Agreements, the “Support Period” means the period from July 2, 2017 through the earlier of (i) the Effective Time or (ii) the date upon which the Merger Agreement is validly terminated.

During the applicable Support Period, Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Shares subject to their respective Tender and Support Agreement.

Shared voting power with respect to the Shares owned by the Supporting Stockholders may be deemed to have been acquired by the Reporting Persons through execution of the Tender and Support Agreements by the parties thereto.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Supporting Stockholder (as represented to Purchaser, Parent and Ultimate Parent by the Issuer and each Supporting Stockholders).

At the effective time of the Merger, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Purchaser, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Purchaser immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation. Upon consummation of the Merger, the Issuer (i.e., the Surviving Corporation) will become a direct, wholly-owned subsidiary of Parent and indirect subsidiary of Ultimate Parent and, following consummation of the Merger, Parent intends to cause the Surviving Corporation to be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the material terms of the Merger Agreement and the Tender and Support Agreements are only summaries, and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 3, 2017 and is incorporated by reference herein. A copy of the form of Tender and Support Agreement is attached as Exhibit 2.2 to this Schedule 13D and is incorporated by reference herein.

Purchaser, Parent and Ultimate Parent have filed tender offer materials on Schedule TO, and the Issuer has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the Offer. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for such tender offer materials or Solicitation/Recommendation Statement. The tender offer materials on Schedule TO and the Solicitation/Recommendation Statement will contain important information regarding the Merger Agreement and the Offer, which holders of Shares should consider before making any decision regarding tendering such Shares into

7

the Offer; accordingly, all such stockholders are urged to read these documents. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer materials, as well as the Solicitation/Recommendation Statement, will be made available to all of the Issuer’s stockholders at no expense to them. In addition, such documents and certain other tender offer materials will be made available for free as part of Purchaser’s (in the case of the tender offer materials on Schedule TO) and the Issuer’s (in the case of the Solicitation/Recommendation Statement) filings with the SEC to be available at the SEC’s web site at www.sec.gov. Requests for copies of the tender offer materials or Solicitation/Recommendation Statement may be made to either ADVA Optical Networking, Campus Martinsried, Fraunhoferstrasse 9a, 82152 Martinsried/Munich, Germany or MRV Communications, Inc. 20520 Nordhoff Street, Chatsworth, CA 91311.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned by the Reporting Persons in connection with the Tender and Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any other Shares.

As a result of the Tender and Support Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 2,860,042 Shares (as represented to Purchaser, Parent and Ultimate Parent by the Issuer and the Supporting Stockholders) against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 2,860,042 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 38.9% of the issued and outstanding Shares as of July 2, 2017 (as represented by the Issuer in the Merger Agreement with respect to capitalization).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no person other than the Supporting Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Ultimate Parent is guarantying for the benefit of the Issuer the payment obligations of Parent and Purchaser under the Merger Agreement pursuant to a Guaranty, dated as of July 2, 2017 (the “Guaranty”).

Pursuant to the Guaranty, Ultimate Parent irrevocably and unconditionally (subject to the terms and conditions in the Guaranty) guarantees to the Issuer the full and complete payment by Parent or Purchaser of all amounts required to be paid by Parent and Purchaser in connection with the Offer and the Merger if and when due, including (i) the obligation of Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer and (ii) payments in respect of any Issuer stock options or shares of restricted stock issued pursuant to an Issuer equity incentive plan outstanding immediately prior to the effective time of the Merger. The Guaranty further provides that, with respect to such payments, in no event will Guarantor’s aggregate liability under the Guaranty exceed such amounts.

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This summary of the Guaranty is only a summary and is qualified in its entirety by reference to the Guaranty. A copy of the Guaranty, listed as Exhibit 6.1 of this Schedule 13D, is incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 3, 2017and is incorporated herein by reference.

Except for the Merger Agreement, the Tender and Support Agreements and the Guaranty described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of July 12, 2017, by and among Golden Acquisition Corporation, ADVA NA Holdings, Inc. and ADVA Optical Networking SE.*

2.	Agreement and Plan of Merger, dated as of July 2, 2017, by and among ADVA NA Holdings, Inc., Golden Acquisition Corporation and MRV Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

3.	Guaranty, dated as of July 2, 2017, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

4.	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

*	Filed herewith.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	GOLDEN ACQUISITION CORPORATION

/s/ Clark Avery
	Name:	Clark Avery
	Title:	Vice President and Secretary

Date: July 12, 2017	ADVA NA HOLDINGS, INC.

/s/ Ulrich Dopfer
	Name:	Ulrich Dopfer
	Title:	Chief Financial Officer

Date: July 12, 2017	ADVA OPTICAL NETWORKING SE

/s/ Ulrich Dopfer
	Name:	Ulrich Dopfer
	Title:	Chief Financial Officer

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Exhibit Index

1.	Joint Filing Agreement, dated as of July 12, 2017, by and among Golden Acquisition Corporation, ADVA NA Holdings, Inc. and ADVA Optical Networking SE.*

2.	Agreement and Plan of Merger, dated as of July 2, 2017, by and among ADVA NA Holdings, Inc., Golden Acquisition Corporation and MRV Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

3.	Guaranty, dated as of July 2, 2017, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

4.	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

*	Filed herewith.

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SCHEDULE A

1.	Golden Acquisition Corporation

The name, title, present principal occupation or employment of each of the directors and executive officers of Golden Acquisition Corporation (“Purchaser”), are set forth below. The business address of Purchaser is Golden Acquisition Corporation, 5755 Peachtree Industrial Blvd., Norcross, Georgia, 30092. The telephone number at such office is (678) 728-8600.

Name	Present Principal Occupation Including Name	Country of Citizenship

Ulrich Dopfer	President and Director	Germany

Clark M. Avery	Vice President, Secretary and Director	United States

2.	ADVA NA Holdings, Inc.

The name, title, present principal occupation or employment of each of the directors and executive officers of ADVA NA Holdings, Inc. (“Parent”), are set forth below. The business address of Parent is Golden Acquisition Corporation, 5755 Peachtree Industrial Blvd., Norcross, Georgia, 30092. The telephone number at such office is (678) 728-8600.

Name	Present Principal Occupation Including Name	Country of Citizenship

Ulrich Dopfer	Chief Financial Officer and Director	Germany

Mathias Petzold	Director	Germany

Ryan Schmidt	Director	United States

3.	ADVA Optical Networking SE

The name, title, present principal occupation or employment of each of the directors and executive officers of ADVA Optical Networking SE (“Ultimate Parent”), are set forth below. The business address of each such executive officer, Brian Protiva and Dr. Christoph Glingener is ADVA Optical Networking SE, Campus Martinsried, Fraunhoferstrasse 9a, 82152 Martinsried/Munich, Germany. The telephone number at such office is +49 (0) 89 890 665 901. The business address of Ulrich Dopfer is ADVA Optical Networking NA, Inc., 5755 Peachtree Industrial Blvd., Norcross, Georgia, 30092. The telephone number at such office is (678) 728-8600.

Name	Present Principal Occupation Including Name	Country of Citizenship

Nikos Theodosopoulos	Chairman of the Supervisory Board	United States

Johanna Hey	Vice Chairwoman of the Supervisory Board	Germany

Hans-Joachim Grallert	Supervisory Board Member	Germany

Brian Protiva	Chief Executive Officer	United States

Dr. Christoph Glingener	Chief Technology Officer and Chief Operating Officer	Germany

Ulrich Dopfer	Chief Financial Officer	Germany

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)
Raging Capital Management, LLC	2,136,864
Kenneth Traub	5,182
Robert Pons	0
Stephen Krulik	0
Brian Bellinger	0
Mark Bonney	0
Adam Scheer	0
Jeannie Diefenderfer	0
Jeffrey Tuder	1,000

(1)	As of July 2, 2017, as provided by the Issuer and each applicable Supporting Stockholder.

Stockholder	Shares subject to Company Options (1)
Raging Capital Management, LLC	0
Kenneth Traub	32,348
Robert Pons	32,348
Stephen Krulik	57,000
Brian Bellinger	20,328
Mark Bonney	249,162
Adam Scheer	115,000
Jeannie Diefenderfer	22,779
Jeffrey Tuder	12,410

(1)	As of July 2, 2017, as provided by the Issuer and each applicable Supporting Stockholder.

Stockholder	Shares subject to other Company Restricted Stock Awards (1)
Raging Capital Management, LLC	0
Kenneth Traub	31,474
Robert Pons	31,474
Stephen Krulik	16,000
Brian Bellinger	2,825
Mark Bonney	64,996
Adam Scheer	13,500
Jeannie Diefenderfer	9,870
Jeffrey Tuder	5,482

(1)	As of July 2, 2017, as provided by the Issuer and each applicable Supporting Stockholder.